Richtech Robotics Inc.

4175 Cameron Street Suite 1

Las Vegas, NV 89103

VIA EDGAR

April 17, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Marion Graham Jan Woo

Re:	Richtech Robotics Inc.
Registration Statement on Form S-3
Filed February 7, 2025
File No. 333-284779

Ladies and Gentlemen:

Richtech Robotics (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 19, 2025, regarding the Company’s Registration Statement on Form S-3 filed with the Commission on February 7, 2025 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) simultaneously with the submission of this response letter.

Registration Statement on Form S-3

Cover Page

1.	It appears that the aggregate market value of your common equity held by nonaffiliates during the 60 days prior to February 7, 2025 did not exceed the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis demonstrating your ability to use Form S-3 pursuant to General Instruction I.B.1, or if you are relying on General Instruction I.B.6 for Form S- 3 eligibility, include the information required pursuant to Instruction 7 to General Instruction I.B.6.

Response: We acknowledge the Staff’s comment and respectfully submits that the Company’s aggregate market value of the common equity held by non-affiliates as of April 15, 2025, which is a date within 60 days prior to the date of the filing of Amendment No. 1, is $146,769,870, which exceeds the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. As of April 16, 2025, the aggregate market value of our Class B common stock (“Class B Common Stock”) held by non-affiliates is calculated based on 73,384,935 shares of our Class B Common Stock outstanding held by non-affiliates as of such date and a price of $2.00 per share, which was the last reported sale price of our Class B Common Stock on April 15, 2025. In response to the Staff’s comment, we have revised the disclosure on the cover of Amendment No. 1.

Description of Securities We May Offer, page 11

2.	Debt securities and preferred stock that are convertible into or exchangeable for “other securities” that have not been registered under this registration statement may not be issued unless these convertible or exchangeable securities are not legally exercisable within one year of the date of sale of the convertible or exchangeable security. All of the underlying classes of securities to which these convertible or exchangeable securities relate must be specifically identified in the registration statement. Please revise your filing accordingly.

Response: In response to the Staff’s comment, we have revised the disclosure on page 11 of Amendment No. 1.

Purchase Contracts, page 15

3.

It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may obligate you to sell to holders of these contracts and for holders of these contracts to purchase securities at a specified purchase price. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as how these contracts should be appropriately characterized under the federal securities laws.

Response: In response to the Staff’s comment, we have revised the Registration Statement to seek to register purchase contracts with respect to the future delivery of a specified number of equity securities of the Company. As a result, the Company respectfully submits that the purchase contracts are properly characterized as "investment contracts" as that term is used in Section 2(a)(1) of the Securities Act of 1933 (the “Securities Act”).

We have also revised the language in the Registration Statement to clarify that any purchase contracts the Company issues will be physically settled by delivery of the equity securities. Accordingly, such purchase contracts should be properly excluded from the definition of "swap" under Section 1a(47)(B)(ii) of the Commodity Exchange Act and from the definition of "security-based swap" under Section 2(a)(17) of the Securities Act, Section 1a(42) of the Commodity Exchange Act and Section 3(a)(68) of the Securities Exchange Act of 1934, as amended.

Please see page 15 of Amendment No. 1 for the revised language.

Incorporation of Documents by Reference, page 27

4.	Please revise to incorporate by reference your Quarterly Report on Form 10-Q filed on February 14, 2025 and Current Report on Form 8-K filed on February 11, 2025. Refer to Question 123.05 of the Securities Act Forms Compliance & Disclosure Interpretations.

Response: In response to the Staff’s comment, we have revised the disclosure on page 27 of Amendment No. 1.

General

5.	Please note that the completion of our review of your registration statement is subject to the resolution of our comments on your December 31, 2023 Form 10-K.

Response: We respectfully advise the Staff that the Company’s responses to the Staff’s comments on its Form 10-K for the fiscal year ended September 30, 2024 and the revised disclosures are addressed, as required, in the Company’s Amendment No. 2 to Form 10-K/A, as filed with the SEC on March 4, 2025.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Partner, of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Zhenwu Huang
Name:	Zhenwu Huang
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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